Filed pursuant to Rule 424(b)(3)
File No. 333-232492

Up to $100,000,000
Common Stock
Supplement No. 5, dated November 2, 2020
to
Prospectus, dated August 15, 2019 and
Prospectus Supplement, dated August 20, 2019

This supplement amends, supplements or modifies certain information contained in the prospectus supplement, dated August 20, 2019 (the “ATM Prospectus Supplement”) and the accompanying prospectus, dated August 15, 2019 (the “Base Prospectus,” and together with the ATM Prospectus Supplement, and the documents deemed incorporated by reference in each, the “Prospectus”), which relate to the sale of shares of common stock of Capital Southwest Corporation in an “at-the-market” offering (the “ATM Program”) pursuant to those certain (i) second amended and restated equity distribution agreements, each dated February 4, 2020 and as amended from time to time, with each of Jefferies LLC (“Jefferies”) and Raymond James & Associates, Inc. (“Raymond James”) and (ii) equity distribution agreements, each dated February 4, 2020 and as amended from time to time, with each of JMP Securities LLC (“JMP”) and B. Riley Securities, Inc. (“B. Riley” and, together with Jefferies, Raymond James and JMP, the “Sales Agents”). The terms the “Company,” “CSWC,” “we,” “us,” and “our” refer to Capital Southwest Corporation and its subsidiaries, unless indicated otherwise. Capitalized terms used but not defined herein shall have the same meaning given them in the ATM Prospectus Supplement.
You should carefully read the entire Prospectus and this supplement before investing in our common stock. This supplement should be read in conjunction with the Prospectus. You should also carefully consider the information set forth under the section entitled “Risk Factors” on page S-9 of the ATM Prospectus Supplement, page 12 of the Base Prospectus and in our Annual Report on Form 10-K for the fiscal year ended March 31, 2020, which is incorporated by reference into the Prospectus, as well as in our subsequent filings with the Securities and Exchange Commission that are incorporated into the Prospectus, before investing in our common stock.
STATUS OF THE "AT-THE-MARKET" OFFERING
From March 4, 2019 to September 30, 2020, we sold 1,903,377 shares of our common stock under the ATM Program for gross proceeds of $38.7 million and net proceeds of approximately $37.2 million, after deducting commissions to the Sales Agents on shares sold and offering expenses. As a result, as of the date hereof, up to approximately $61.3 million in aggregate amount of our common stock remain available for sale under the ATM Program.

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses you will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever there is a reference to fees or expenses paid by “you,” “us” or “CSWC,” or that “we” will pay fees or expenses, you will indirectly bear such fees or expenses as investors in us.

Shareholder Transaction Expenses:
Sales load (as a percentage of offering price)	2.00%	(1)
Offering expenses (as a percentage of offering price)	1.00%	(2)
Dividend reinvestment plan expenses	—%	(3)
Total shareholder transaction expenses (as a percentage of offering price)	3.00%

Annual Expenses (as a percentage of net assets attributable to common stock for the quarter ended September 30, 2020):
Operating expenses	5.85%	(4)
Interest payments on borrowed funds	5.84%	(5)
Income tax (benefit) expense	(0.30)%	(6)
Acquired fund fees and expenses	2.63%	(7)
Total annual expenses	14.02%

(1)Represents the Sales Agents’ commission with respect to the shares of common stock being sold in this offering. There is no guarantee that there will be any additional sales of our common stock pursuant to the Prospectus.
(2)The offering expenses of this offering are estimated to be approximately $1,000,000, of which we have incurred $650,000 as of October 29, 2020.
(3)The expenses of administering our dividend reinvestment plan (“DRIP”) are included in operating expenses. The DRIP does not allow shareholders to sell shares through the DRIP. If a shareholder wishes to sell shares they would be required to select a broker of their choice and pay any fees or other costs associated with the sale.
(4)Operating expenses in this table represent the estimated annual operating expenses of CSWC and its consolidated subsidiaries based on annualized operating expenses for the quarter ended September 30, 2020. We do not have an investment adviser and are internally managed by our executive officers under the supervision of our board of directors. As a result, we do not pay investment advisory fees, but instead we pay the operating costs associated with employing investment management professionals including, without limitation, compensation expenses related to salaries, discretionary bonuses and restricted stock grants.
(5)Interest payments on borrowed funds represents our estimated annual interest payments based on actual interest rate terms under our Credit Facility, our anticipated drawdowns from our Credit Facility, the 5.95% Notes due 2022 (the "2022 Notes") and the 5.375% Notes due 2024 (the “2024 Notes”). As of September 30, 2020, we had $187.0 million outstanding under our Credit Facility, $57.1 million in aggregate principal of our 2022 Notes outstanding and $125.0 million in aggregate principal of our 2024 Notes outstanding. Any future issuances of debt securities will be made at the discretion of management and our board of directors after evaluating the investment opportunities and economic situation of the Company and the market as a whole.
(6)Income tax (benefit) expense relates to the accrual of (a) deferred and current tax provision (benefit) for U.S. federal income taxes and (b) excise, state and other taxes. Deferred taxes are non-cash in nature and may vary significantly from period to period. We are required to include deferred taxes in calculating our annual expenses even though deferred taxes are not currently payable or receivable. Income tax expense represents the estimated annual income tax expense of CSWC and its consolidated subsidiaries based on annualized income tax expense for the quarter ended September 30, 2020.
(7)Acquired fund fees and expenses represent the estimated indirect expense incurred due to our investment in the I-45 Senior Loan Fund based upon the actual amount incurred for the fiscal year ended March 31, 2020.

Example
The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed we would have no additional leverage and that our annual operating expenses would remain at the levels set forth in the table above.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming 5.0% annual return	$140	$384	$586	$951

The example and the expenses in the table above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown. While the example assumes, as required by the SEC, a 5.0% annual return, our performance will vary and may result in a return greater or less than 5.0%. In addition, while the example assumes reinvestment of all dividends at NAV, participants in our DRIP will receive a number of shares of our common stock, determined by dividing the total dollar amount of the dividend payable to a participant by the average purchase price of all shares of common stock purchased by the administrator of the DRIP in the event that shares are purchased in the open market to satisfy the share requirements of the DRIP, which may be at, above or below NAV. See “Dividend Reinvestment Plan” in the Base Prospectus for additional information regarding our DRIP.

CAPITALIZATION
The equity distribution agreements provide that we may offer and sell shares of our common stock having an aggregate offering price of up to $100,000,000 from time to time through the Sales Agents. The table below assumes that we will sell all of the remaining $61.3 million in aggregate amount of our common stock available under the ATM Program at a price of $15.36 per share (the net asset value of our common stock at September 30, 2020), but there is no guarantee that there will be any additional sales of our common stock pursuant to the Prospectus. Actual sales, if any, of our common stock under the Prospectus may be less than as set forth in the table below. In addition, the price per share of any such sale may be greater or less than $15.36, depending on the net asset value and market price of our common stock at the time of any such sale. The following table sets forth our capitalization as of September 30, 2020:
•on an actual basis; and
•on an as adjusted basis giving effect to the assumed sale of the remaining aggregate amount of $61.3 million of our common stock at a price of $15.36 per share (the net asset value of our common stock at September 30, 2020) less commissions and offering expenses and giving effect to the use of such proceeds as described in the ATM Prospectus Supplement. See "Use of Proceeds."
This table should be read together with “Use of Proceeds” and “Plan of Distribution” included in the ATM Prospectus Supplement and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our most recent consolidated financial statements and notes thereto included or incorporated by reference in the Prospectus.

	As of September 30, 2020
	Actual	As Adjusted for this Offering
	(in thousands, except share and per share numbers)
Cash and cash equivalents	$16,011	$16,011
Borrowings:
Credit Facility(1)	187,000	127,235
2022 Notes (net of deferred issuance costs)	56,339	56,339
2024 Notes (net of deferred issuance costs)	122,623	122,623
Total borrowings	$365,962	$306,197

Net Assets:
Common stock, par value $0.25 per share; 40,000,000 common shares authorized; 20,962,764 and 24,956,376 (as adjusted) shares issued; and 18,623,252 and 22,616,864 (as adjusted) shares outstanding, respectively	$5,241	$6,239
Additional paid-in capital	318,307	377,074
Total distributable earnings (loss)	(13,482)	(13,482)
Treasury stock - at cost, 2,339,512 shares	(23,937)	(23,937)
Total net assets	$286,129	$345,894
Total liabilities and net assets	$664,265	$664,265

(1)     The above table reflects the carrying value of indebtedness outstanding as of September 30, 2020. As of October 29, 2020, outstanding indebtedness under our Credit Facility was $171.0 million. The net proceeds from the sale of the common stock in this offering are expected to be used to pay down outstanding indebtedness under our Credit Facility. On an as-adjusted-for-this-offering basis and reflecting the use of proceeds from this offering, the line item “Credit Facility” would be $111.2 million as of October 29, 2020. See “Use of Proceeds” in the ATM Prospectus Supplement for more information.

PRICE RANGE OF COMMON STOCK AND HOLDERS

Market Information

Our common stock is traded on the Nasdaq Global Select Market under the symbol “CSWC.”

The following table sets forth, for each fiscal quarter within the two most recently completed fiscal years and subsequent interim periods, the range of high and low selling prices of our common stock as reported on the Nasdaq Global Select Market, as applicable, and the sales price as a percentage of the NAV per share of our common stock.

		Price Range
	NAV (1)	High	Low	Premium (Discount) of High Sales Price to NAV (2)	Premium (Discount) of Low Sales Price to NAV (2)
Year ending March 31, 2021
Third Quarter (through October 29, 2020)	*	$14.51	$12.63	*	*
Second Quarter	$15.36	15.20	12.32	(1.04)%	(19.79)%
First Quarter	$14.95	16.02	8.76	7.16%	(41.40)%
Year ending March 31, 2020
Fourth Quarter	$15.13	$21.71	$7.39	43.49%	(51.16)%
Third Quarter	16.74	22.56	20.60	34.77	23.06
Second Quarter	18.30	22.90	20.57	25.14	12.40
First Quarter	18.58	22.49	20.86	21.04	12.27
Year ending March 31, 2019
Fourth Quarter	$18.62	$22.60	$19.06	21.37%	2.36%
Third Quarter	18.43	24.18	17.22	31.20	(6.57)
Second Quarter	18.84	19.80	18.00	5.10	(4.46)
First Quarter	18.87	19.38	16.53	2.70	(12.40)

(1)NAV per share, is determined as of the last day in the relevant quarter and therefore may not reflect the NAV per share on the date of the high and low sales prices. The NAVs shown are based on outstanding shares at the end of each period.
(2)Calculated as the respective high or low share price divided by NAV and subtracting 1.

Our common stock is traded on The Nasdaq Global Select Market under the symbol “CSWC.”  On October 29, 2020, there were approximately 385 holders of record of our common stock, which did not include shareholders for whom shares are held in "nominee" or "street name." On October 29, 2020, the closing price of our common stock on the Nasdaq Global Select Market was $12.94 per share.

Shares of BDCs may trade at a market price that is less than the value of the net assets attributable to those shares. The possibility that our shares of common stock will trade at a discount from net asset value per share or at premiums that are unsustainable over the long term are separate and distinct from the risk that our net asset value per share will decrease. It is not possible to predict whether our common stock will trade at, above, or below net asset value per share.

DISTRIBUTIONS

We intend to make distributions on a quarterly basis to our shareholders of substantially all of our taxable income. In lieu of cash, we may make deemed distributions of certain net capital gains to our shareholders.

The amounts and timing of cash dividend payments have generally been dictated by requirements of the Code regarding the distribution of taxable net investment income (ordinary income) of regulated investment companies.

On March 1, 2016, we established a share repurchase plan (the “Share Repurchase Plan”) in compliance with the requirements of Rules 10b5-1(c)(1)(i)(B) and 10b-18 under the Exchange Act. The Share Repurchase Plan was established pursuant to a $10 million share repurchase program that the board approved in January 2016. The Share Repurchase Plan became effective immediately and the Company shall cease purchasing its common stock under the Share Repurchase Plan upon the earlier of, among other things: (1) the aggregate gross dollar amount (inclusive of commission fees) of the Company’s common stock purchased under the Share Repurchase Plan meets the threshold set forth in the share repurchase agreement; (2) the date on which the terms set forth in the purchase instructions have been met; or (3) the date that is one trading day after the date on which we notify the broker in writing that the share repurchase agreement shall terminate. On March 26, 2020, the aggregate amount of the Company's common stock purchased (inclusive of commission fees) pursuant to the share repurchase agreement met the threshold set forth in the share repurchase agreement and, as a result, the Company ceased purchasing common stock under the Share Repurchase Plan on such date.

Distribution Policy

We generally intend to make distributions on a quarterly basis to our shareholders of substantially all of our taxable income. In order to avoid certain excise taxes imposed on RICs, we must distribute during each calendar year an amount at least equal to the sum of (1) 98.0% of our ordinary income for the calendar year, (2) 98.2% of our capital gains in excess of capital losses for the one year period ended each October 31, and (3) any ordinary income and net capital gains for the preceding year that were not distributed during that year. We will not be subject to excise taxes on amounts on which we are required to pay corporate income tax (such as retained net capital gains). In order to obtain the tax benefits applicable to RICs, we will be required to distribute to our shareholders with respect to each taxable year at least 90.0% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses. We may retain for investment realized net long-term capital gains in excess of realized net short-term capital losses. We may make deemed distributions to our shareholders of any retained net capital gains. If this happens, our shareholders will be treated as if they received an actual distribution of the capital gains we retain and then reinvested the net after-tax proceeds in our common stock. Our shareholders also may be eligible to claim a tax credit (or, in certain circumstances, a tax refund) equal to their allocable share of the tax we paid on the capital gains deemed distributed to them. We may, in the future, make actual distributions to our shareholders of some or all realized net long-term capital gains in excess of realized net short-term capital losses. We can offer no assurance that we will achieve results that will permit the payment of any cash distributions and, if we issue senior securities, we will be prohibited from making distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings.

We have adopted a DRIP which provides for reinvestment of our distributions on behalf of our common shareholders if opted into by a common shareholder.

Shareholders who receive dividends in the form of stock generally are subject to the same U.S. federal, state and local tax consequences as are shareholders who elect to receive their dividends in cash. A shareholder’s basis for determining gain or loss upon the sale of stock received in a dividend from us will be equal to the total dollar amount of the dividend payable to the shareholder. Any stock received in a dividend will have a holding period for tax purposes commencing on the day following the day on which the shares are credited to the U.S. shareholder’s account.

Our ability to make distributions will be limited by the asset coverage requirements under the 1940 Act.